MONSTER WORLDWIDE, INC.
622 Third Avenue
New York, New York 10017

March 28, 2013

VIA EDGAR AND FACSIMILE (703-813-6986)

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Monster Worldwide, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed February 13, 2013 File No. 001-34209

Dear Mr. Spirgel:

We have received and reviewed the comments in your letter dated March 19, 2013 regarding the above referenced filing and have provided the attached response. We have repeated the text of your comments and followed each with our response.

Further, we acknowledge that:

1.	Monster Worldwide, Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (212) 351-7101.

Very truly yours,

/s/ James Langrock

James Langrock
Executive Vice President, Chief Financial Officer

CC:	Michael C. Miller, Executive Vice President, General Counsel and Secretary

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings, page 17

1.
We note the language “[a]side from the matters discussed below, no legal proceedings were commenced during the period covered by this report that the Company believes could reasonably be expected to have a material adverse impact on its financial condition, results of operations and cash flows.” Please confirm that the disclosed proceedings constitute all of the material pending legal proceedings, including those commenced before and after the period covered by this report.  Revise this language in future filings to clarify this matter.  Refer to Item 103 of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that the disclosed proceedings constitute all of the material pending legal proceedings, including those commenced before and after the period covered by the 2012 Form 10-K. The Company will revise this language in all future filings to clarify this matter.

Item 7.  Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 21
Overview

2.
Please consider expanding this section in subsequent periodic reports to provide a high level discussion of the factors management considers important to an understanding of your financial results and prospects.  For example, you should discuss management’s determination to explore strategic alternatives and the reasoning behind that determination.  As another example, discuss the economic environment and how it impacts your business.  Where you describe new ventures such as the launch of BeKnown, consider commenting on whether such ventures are in response to increased competition from untraditional competitors.  If practicable, disclose the expected impact important actions will have on your financial results and condition.  For example, we note that management quantified the financial impact expected from the November 2012 restructuring during your fiscal 2012 earnings call.

Response

The Company respectfully acknowledges the Staff’s comment and in all future filings will expand the disclosure in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations relating to factors that our management considers important to understand our financial results and prospects.

Financial Statements
6. Discontinued Operations, page 60

3.
We note from the first page of Exhibit 99.1 of Form 8-K dated February 7, 2013 that you retained a 10% ownership interest in your Careers-China business unit.  Tell us how you determined that the disposition of your Careers-China business unit met both criteria of ASC 205-20-45-1.  Describe for us the terms of your continued ownership interest in this business unit.  Address in particular how you applied the four-step process guidance of ASC 205-20-55-3 and the guidance about types of involvement that constitute significant involvement in a disposed component provide in ASC 205-20-55-15 through ASC 205-20-55-19.

Response

Careers – China was an operating segment of the Company with cash flows that can be clearly distinguished from the cash flows from the rest of the Company. To determine whether the results of operations of a component should be reported as a discontinued operation, both of the following conditions from paragraph ASC 205-20-45-1 must be met:

o	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction

o	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction

The implementation guidance in ASC 205-20-55 provides a model for evaluating the two criteria in ASC 205-20-45-1 and describes this approach as a four step process, as follows:

Step 1:	Are continuing cash flows expected to be generated by the ongoing entity?

The terms of the sale transaction included the sale of 100% of our interest in Careers – China in exchange for $1 million in cash compensation in addition to a 10% ownership interest in the newly combined China operation (which includes our Careers – China business as well as the Purchaser’s Chinese business).

The Company’s 10% ownership interest in the newly combined China operation does not provide the Company with representation on the Board of Directors, the Company is not entitled to any dividend or other forms of cash returns and the Company is not required to make any capital contributions in the future. The Company will record this investment as a cost basis investment since the Company will not exert significant influence over the combined Chinese operation.

Additionally, pursuant to the share sale agreement, the Company agreed to provide transition services to the Purchaser with respect to the website platform for up to 6 months subsequent to closing to allow for the migration to the Purchaser’s platform.  Compensation to the Company is limited to the Company’s out of pocket expenses (such as travel) which the Company expects to be less than $15 thousand per month.  We do not expect to incur significant incremental personnel or technology costs related to providing these transition services as this support will be provided by the Company’s existing internal resources.

As a result of the above considerations, management has determined that subsequent to the sale, the Company will no longer engage in any significant direct cash inflows (revenue producing activities) or direct cash outflows (cost generating activities) since the Company will no longer be engaging in any business activities in China (including any business with the newly combined Chinese operation).

Step 2:	Do the continuing cash flows result from a migration or continuation of activities?

As documented above, the only continuing cash flows that will occur subsequent to the sale relates to a transition services agreement which is expected to terminate in August 2013.  The cash flows associated with these activities are immaterial. The Company’s 10% ownership interest in the combined Chinese operation does not result in any continuation of activities.

Step 3:	Are the continuing cash flows significant?

As documented above, the only continuing cash flows that will occur relates to the transition services agreement which is expected to terminate in August 2013. The cash flows associated with these activities will be immaterial.

Step 4:	Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

The Company reviewed and evaluated ASC 205-20-55-15 through ASC 205-20-55-19 regarding continuing involvement. While the Company retains a 10% ownership interest in the combined Chinese operation, the Company’s ownership interest does not provide the Company with representation on the Board of Directors and the combination of all rights does not allow the Company to exert influence over the operating and financial policies of the disposed component. In accordance with ASC 205-20-55-17, since the Company will record this 10% interest as a cost method investment, and there are no other considerations such as a call option, we believe this ownership interest would not be considered significant continuing involvement.

The Company agreed to provide transition services to the Purchaser with respect to the website platform for up to 6 months subsequent to closing to allow for the migration to the Purchaser’s platform.   As detailed above, the Company has determined that the cash inflows and outflows are insignificant and would not constitute significant involvement in the operations of the disposed component.

After consideration of the foregoing, using both a qualitative and quantitative assessment, the Company determined that there is no significant continuing involvement in the operations of the disposed component.

The Company believes that the sale of Careers-China meets all four tests above and therefore meets the conditions in paragraph 205-20-45-1 for treatment as a discontinued operation in the 2012 financial statements and in future financial statements. The 10% retained ownership interest and short-term transition services agreement does not represent significant continuing involvement as detailed above.

Item 9A. Controls And Procedures, page 76

4.
Confirm to us that management concluded that your disclosure controls and procedures were effective, and going forward, please make clear whether management concludes your disclosure controls and procedures are effective or ineffective, as opposed to “reasonably effective.”

Response

The Company respectfully acknowledges the Staff’s comment and confirms that management concluded that our disclosure controls and procedures are effective as of December 31, 2012.  In all future filings the Company will make clear whether management concludes that our controls are effective or ineffective.